ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 22, 2008

RECEIVED
2008 MAY 28 A 8:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

PROCESSED
JUN 02 2008
THOMSON REUTERS

08002869

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
22 May 2008 (ASX: Announcement & Media Release – NE Waller)

dlw 5/28

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

22 May 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR Targeting +50BCFE Potential at NE Waller

Summary

- FAR is the lead participant in this onshore NE Waller, Texas Gulf Coast exploration opportunity with a 34% working interest
- Site surveys commencing on locations in preparation for the drilling of two wells
- Drilling locations selected from large prospect inventory
- Drilling expected to commence early 3rd quarter
- Potential in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated
- Deeper objectives offer significant additional potential

NE Waller, Onshore US Gulf Coast (FAR 34%)

Surveys are commencing this week on locations in preparation for the drilling of two wells selected from a large drilling inventory.

Details concerning the two prospects selected as early drilling targets follow:

The first is a primary Frio target, F1, at a measured depth of 3,850 feet. Over 440 acres of closure are mapped at this level. The F1 zone displays a seismic amplitude anomaly believed to be a gas indicator. The Frio horizon immediately above the primary target, F2, also displays an amplitude anomaly. This location will test the edge of the F2. The well will be drilled to 4,500 feet to evaluate additional potential reservoirs still under closure.


Frio



Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

The second prospect is mapped as a counter regionally dipping fault with a significant upthrown structural closure in the Eocene Cockield and Yegua interval. Both horizons are important oil and gas producers in the immediate area. Reservoir quality and thickness are assured at this location. Both sand sequences are regional in deposition and are present in nearby wells.


Yegua



FAR has elected to participate in both wells with estimated total dry hole costs in the order of US$300,000 and US$500,000 respectively. Timing is anticipated to be early third quarter 2008.

Additional Prospects

In addition to the prospects selected for near term drilling additional prospects have been mapped. At Lower Wilcox Level a lead on 2D has been confirmed on 3D data as two large prospects separated by a structural saddle.

N. E. WALLER 3D PROSPECT SAMPLER


Lower Wilcox



Objective	Acres	Depth (Ft.)	Content
Lower Wilcox 1,2	434 + 172	11,000	Gas

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au

A sizeable feature has also been mapped in the Cretaceous Glen Rose section at 23,000 feet.


N. E. WALLER 3D PROSPECT SAMPLER
Glen Rose
Strike Line
Glen Rose
Dip Line
Objective
Acres
Depth (Ft.)
Content
Glen Rose
850
23,000
Gas

Background

Shooting of the NE Waller 3D seismic survey was completed by Quantum Geophysical Inc during the first week of November 2007 and all the 3D field data delivered to Generation Services Group, LC, of Houston for processing. Data quality is excellent. The final surveyed area comprised some 41 plus square miles.

The 3D seismic survey covered a lightly explored area, on trend with significant Yegua and Wilcox production and was designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase planned for 2008.

In total 22,216 gross acres (approx 17,484 net) have been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for future exploration.

Primary objectives comprise multiple normally pressured prolific Yegua and Wilcox sands in structural traps. The area evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Frio and Midcox sands. These sands have produced primarily from stratigraphic traps. The shallow sands are especially prone to displaying 3D amplitude anomalies

Deeper potential is also present in a number of high risk – high potential objectives which lie within the Cretaceous section.

The 3D program is being used to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

For information on FAR's drilling activities visit our website at www.far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Dr Igor Effimoff, a geologist with 35 years experience. He is a member of American Association of Petroleum Geology, the Society of Petroleum Engineers, the Society of Exploration Geophysicists and the Geological Society of America. Dr Effimoff has given his consent to the information in the form and context in which it appears.

END